SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, April 8, 2021.

To

B3 – BRASIL, BOLSA, BALCÃO (“B3”)

Praça Antônio Prado, 48, 2º andar

CEP 01010-010, São Paulo – SP

COMPANY OVERSIGHT DEPARTMENT

Attn.:       Ms. Sra. Ana Lucia Pereira – Superintendent of Listing and Supervision of Issuers

Cc.: SECURITIES AND EXCHANGE COMMISSION OF BRAZIL (CVM)

Attn.:        Mr. Fernando Soares Vieira - Company Relations Superintendent

Mr. Francisco José Bastos Santos - Market and Intermediary Relations Superintendent

Re.: OFFICIAL LETTER B3 447/2021-SLS of 04/07/2021

Dear Sirs,

We refer to Official Letter B3 447/2021-SLS ("Letter") dated of April 7, 2021, through which you requested clarifications from Braskem S.A. (“Braskem” or “Company”), as transcribed below:

“Re.: Request for clarification on unusual oscillation

Dear Sir,

Considering the recent fluctuations registered with the securities issued by this Company, the number of trades and trading volume, as shown below, we request you to inform by April 8, 2021, if there is any fact that you may be aware of that would justify them.

Common Shares
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Average	Closing	Var. %	No. trades	Number	Volume (R$)
03/24/2021	33.76	33.26	35.24	34.45	34.22	0.00	80	22,300	768,272.00
03/25/2021	34.22	33.45	34.30	33.98	34.29	0.20	37	6,000	203,878.00
03/26/2021	34.30	34.20	35.77	34.92	34.56	0.78	104	30,700	1,072,119.00
03/29/2021	34.88	34.44	38.00	36.63	37.60	8.79	500	126,700	4,641,157.00
03/30/2021	37.48	35.27	38.10	36.67	38.10	1.32	205	94,700	3,472,637.00
03/31/2021	38.10	37.35	39.20	37.96	38.50	1.04	256	56,600	2,148,649.00
04/01/2021	38.60	38.60	39.64	39.21	39.50	2.59	120	33,400	1,309,763.00
04/05/2021	39.98	39.50	39.99	39.69	39.60	0.25	88	16,200	643,009.00
04/06/2021	39.89	39.22	39.95	39.80	39.80	0.50	244	81,400	3,240,060.00
04/07/2021*	39.81	39.80	41.99	41.05	41.75	4.89	103	28,200	1,157,826.00

*Updated as of 4:03 p.m.

Preferred Shares PNA
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Average	Closing	Var. %	No. trades	Number	Volume (R$)
03/24/2021	36.75	36.11	38.45	37.56	37.34	1.82	18,734	3,470,500	130,337,612.00
03/25/2021	37.10	36.34	38.10	37.18	37.77	1.15	13,433	2,910,000	108,188,643.00
03/26/2021	38.29	37.44	38.41	37.88	37.91	0.37	11,897	2,383,200	90,273,329.00
03/29/2021	37.87	37.77	39.53	38.77	39.10	3.13	13,062	2,776,100	107,617,450.00
03/30/2021	38.84	38.67	40.95	39.88	40.78	4.29	13,564	2,762,500	110,178,396.00
03/31/2021	40.60	39.30	40.92	39.98	39.69	-2.67	19,566	3,918,800	156,658,248.00
04/01/2021	40.03	39.62	41.17	40.45	40.56	2.19	12,719	2,497,000	101,006,426.00
04/05/2021	40.80	40.41	41.75	41.25	41.55	2.44	13,000	2,852,600	117,679,522.00
04/06/2021	41.61	41.32	43.17	42.26	42.16	1.46	16,891	3,093,300	130,714,418.00
04/07/2021*	42.07	41.97	44.96	43.83	44.62	5.83	18,576	3,771,000	165,290,766.00

*Updated as of 4:03 p.m.

Preferred Shares PNB
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Average	Closing	Var. %	No. trades	Number	Volume (R$)
03/19/2021	21.29	21.29	21.29	21.29	21.29	0.00	1	100	2,129.00
03/23/2021	20.10	20.10	20.95	20.52	20.91	-1.78	3	400	8,206.00
03/24/2021	20.91	20.91	21.00	20.96	21.00	0.43	2	200	4,191.00
03/25/2021	20.29	20.20	20.59	20.30	20.20	-3.80	9	1,800	36,545.00
03/29/2021	20.95	20.95	21.10	20.98	21.10	4.45	6	600	12,585.00
03/30/2021	19.10	19.10	21.10	20.10	21.10	0.00	2	200	4,020.00
03/31/2021	21.00	21.00	21.00	21.00	21.00	-0.47	1	100	2,100.00
04/05/2021	21.90	21.86	22.00	21.92	21.91	4.33	6	1,400	30,683.00
04/06/2021	21.98	21.98	22.00	21.99	22.00	0.41	2	600	13,196.00
04/07/2021*	22.05	22.05	27.30	24.64	27.00	22.72	12	1,700	41,895.00

*Updated as of 4:03 p.m.

In this regard, Braskem informs that on March 30, 2021, April 5, 2021 and April 7, 2021 positive market reports was released with a buy recommendation of the shares issued by the Company.

Additionally, the Company clarifies that there was no material fact or event not disclosed by the Company that justifies the latest fluctuations recorded with the shares issued by this Company, nor with the number of trades and trading volume between March 19, 2021 and April 07, 2021.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or by sending an e-mail to braskem-ri@braskem.com.br

Sincerely,

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.